Filed by Merchants Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants Bancshares, Inc.

Commission File No.: 0-11595

To: All Employees

Subject: Today’s Important Announcement

Dear Merchants Bank Team:

Today marks an important moment in our company’s history. Earlier this morning, we announced a definitive merger agreement to combine with Community Bank System. We encourage you to read the attached joint press release that was issued this morning and employee FAQ for more details.

Like Merchants Bank, Community Bank is a high-quality, low-risk franchise with a history of superior service and shares our commitment to creating a personalized experience for customers. Community Bank has a strong footprint with more than 200 customer facilities across Upstate New York and Northeastern Pennsylvania. Community Bank offers a full range of retail and business banking services, as well as comprehensive financial planning, insurance and wealth management services through various subsidiaries. Combined with Community Bank, Merchants Bank provides opportunity for continued growth and success as part of a larger, more diverse bank.

With the additional resources of Community Bank, we will be able to offer our customers an expanded set of products and services, while staying true to our focus on delivering an exceptional experience that customers have come to expect from Merchants Bank. In addition, we will be able to leverage Community Bank’s scale to expand our reach into new geographies to support more communities throughout the Northeast. Community Bank is committed to making this process a seamless transition for Merchants Bank customers by retaining our local offices and allowing customers to interact with the same local staff members once the transaction is completed.

I understand that you may have questions about what this announcement means for you. We are committed to keeping you informed, and will make sure to provide updates. Merchants Bank has a long history of supporting its employees, and we will continue to do so throughout this process.

I want to emphasize that this is only day one of a lengthy process. Until the combination is completed, which we expect to occur in the second quarter of 2017, Merchants Bank and Community Bank remain separate companies. As more details become available, we will continue to communicate with you. It remains business as usual and we are counting on you to remain focused on your day-to-day responsibilities and serving our customers.

As with any important announcement, this may lead to inquiries from the press, investors and customers, and it is important for us to speak with one voice. Please forward any external inquiries to Jamie Oberle. If you have questions, especially with responding to customer questions, please ask your manager.

On behalf of the Board and management team, thank you for all of your tremendous work that has helped to make Merchants Bank a great company and important part of our communities.

Geoff Hesslink

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Merchants Bancshares, Inc. (“Merchants”) and Community Bank System, Inc. (“Community”).  In connection with the proposed merger, Community will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Merchants and a prospectus of Community, as well as other relevant documents concerning the proposed merger.  Investors and stockholders are urged to read the registration statement and the proxy statement/prospectus and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Merchants and Community, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, when available, free of charge from Merchants at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.”  Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

PARTICIPANTS IN SOLICITATION

Merchants and Community and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants in connection with the proposed merger.  Information about the directors and executive officers of Merchants and their ownership of Merchants common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016 and the definitive additional proxy soliciting materials for the Company’s 2016 annual meeting of stockholders, as filed with the SEC on May 3, 2016.  Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document when available may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Community and Merchants. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Certain factors that could cause actual results to differ materially from expected results include: failure to obtain the approval of the stockholders of Merchants in connection with the proposed merger;  the timing to consummate the proposed merger;  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Merchants to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory requirements; and other risks and uncertainties disclosed from time to time in documents that Merchants files with the SEC.  Except as required by law, Merchants does not assume any duty to update forward-looking statements.